SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For 05 May 2010
The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F      X       Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes                 No                 X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):

THIS NOTICE AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action you should take, you are recommended to consult immediately, in the case of Stockholders resident in Ireland, an organisation or firm authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 and, in the case of Stockholders resident in the United Kingdom, a firm authorised under the Financial Services and Markets Act 2000 or another appropriately authorised adviser if you are in a territory outside Ireland or the United Kingdom.

The Governor and Company of the Bank of Ireland

(Established in Ireland by Charter in 1783 and having limited liability with registered no. C-1)

Notice of Extraordinary General Court

This Notice does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in any jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. The Company does not intend to register any part of the Proposals referred to herein in the United States or to conduct a public offering of securities in the United States.

Notice of an Extraordinary General Court of the Bank, to be held at 11.00 am on 19 May 2010 at O’Reilly Hall, UCD, Belfield, Dublin 4, Ireland is set out at the end of this Notice. Form(s) of Proxy for use at the Extraordinary General Court is/are enclosed. To be valid, Forms of Proxy should be completed in accordance with the notes to the Notice of Extraordinary General Court (at the end of this Notice) and returned either electronically via the internet at www.computershare.com/ie/voting/bankofireland or via the CREST system or by hand or post to Computershare Investor Services (Ireland) Limited, P.O. Box 11838, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland to arrive by no later than 11.00 am on 17 May 2010.

Completion and return of Forms of Proxy will not preclude a Stockholder from attending and voting at the Extraordinary General Court, should he, she or it, so wish.

LETTER FROM THE GOVERNOR OF BANK OF IRELAND

Directors:	Registered Address:

Bank of Ireland Lower Baggot Street Dublin 2

Patrick Molloy	Governor
Dennis Holt	Deputy Governor and Senior Independent Director
Richie Boucher	Group Chief Executive
Des Crowley	Chief Executive, Retail (Ireland and UK)
Denis Donovan	Chief Executive, Capital Markets
John O’Donovan	Group Chief Financial Officer
Tom Considine	Non-Executive Director
Paul Haran	Non-Executive Director
Rose Hynes	Non-Executive Director
Jerome Kennedy	Non-Executive Director
Declan McCourt	Non-Executive Director
Heather Ann McSharry	Non-Executive Director
Terry Neill	Non-Executive Director
Patrick O’Sullivan	Non-Executive Director
Joe Walsh	Non-Executive Director

26 April 2010

PROPOSALS TO BE VOTED ON AT THE EXTRAORDINARY GENERAL COURT

Introduction

Today, Bank of Ireland announced Proposals to take significant steps to strengthen further its balance sheet following key developments in recent weeks.

Stockholder approval is required to implement the Proposals.

Extraordinary General Court

The Proposals are conditional upon the approval of Resolutions 1 to 7 at the Extraordinary General Court (“EGC”). This Notice contains the Notice of Extraordinary General Court on pages 5 to 9. The Extraordinary General Court will be held at O’Reilly Hall, UCD, Belfield, Dublin 4 at 11.00 a.m. on 19 May 2010. The Extraordinary General Court is being held for the purpose of considering and, if thought appropriate, approving the Resolutions. Further details of the Resolutions proposed to be passed at the Extraordinary General Court are set out under “Summary of the Resolutions” below and in the Notice of Extraordinary General Court on pages 5 to 9 of this Notice.

In accordance with Bye-Law 5(E)(1) and Bye-Law 6(E)(1), the holders of 1992 Preference Stock are entitled to vote on the Resolutions together with Ordinary Stockholders due to the fact that the most recent dividend, due in cash on 20 February 2010, was not paid. The holders of euro-denominated 1992 Preference Stock are entitled to cast two votes for every unit of euro-denominated 1992 Preference Stock held and each holder of sterling-denominated 1992 Preference Stock has one vote for every €0.64 of the euro equivalent to the nominal amount of his holding of sterling-denominated 1992 Preference Stock (based on the exchange rate on the date of issue of the sterling-denominated 1992 Preference Stock).

Action to be taken by Stockholders

Form(s) of Proxy is/are enclosed which cover(s) the Resolutions to be proposed at the EGC. The Form of Proxy for use by the holders of Ordinary Stock is blue; the Form of Proxy for use by the holders of euro denominated 1992 Preference Stock is purple; and the Form of Proxy for use by holders of Sterling denominated 1992 Preference Stock is yellow.

Completed Forms of Proxy should be returned in accordance with the instructions printed on them as soon as possible, but in any event no later than 11.00 a.m. on 17 May 2010. In addition, it is possible to appoint and instruct your proxy electronically by following the instructions on the enclosed Form(s) of Proxy. Completion of Form(s) of Proxy will not prevent you from attending and voting at the EGC if you so wish. To appoint more than one proxy (each of whom must be appointed to exercise rights attached to the different units of stock held by you), see Note 2 on the front of the Form(s) of Proxy.

Voting at the EGC in respect of each Resolution will be conducted by way of a poll. The Directors believe it is important that the intentions of all members who register a vote are fully taken into account. Voting on a poll is more transparent and equitable, since it allows the votes of all stockholders who wish to vote to be taken into account, and it reflects evolving best practice. Stockholders who attend the EGC will still be able to ask questions relevant to the business of the EGC prior to voting on the Resolutions.

Summary of the Resolutions

The Proposals are conditional upon the approval of Resolutions 1 to 7 at the Extraordinary General Court. The Notice of Extraordinary General Court is set out on pages 5 to 9. The Extraordinary General Court is being held for the purpose of considering and, if thought appropriate, approving the Resolutions, a summary of which is set out below. As mentioned under “Extraordinary General Court” above, the holders of 1992 Preference Stock are entitled to vote on the Resolutions.

Under the Proposals, the lowest price at which units of Ordinary Stock may be issued is €0.10. The purpose of Resolution 1 is to effect the Renominalisation by reducing the nominal value of the units of Ordinary Stock held by stockholders from €0.64 per unit to €0.10 per unit in order to help ensure that the Rights Issue Price can, if necessary, be less than €0.64.

Resolution 2 proposes the increase in the Bank’s authorised ordinary capital stock from 2 billion units of Ordinary Stock to 24 billion units of Ordinary Stock, which will create the additional unissued authorised capital necessary to implement the Proposals.

Resolution 3 proposes the adoption of new Bye-Laws incorporating amendments to the rights attaching to the 2009 Preference Stock so as to allow the NPRFC Placing and the NPRFC Rights Issue Undertaking to be implemented and contains provisions to effect the Renominalisation. Included in the proposed new Bye-Laws is a new provision authorising the Bank to reduce its issued stock capital, capital redemption reserve fund or any stock premium account where this has been authorised by a special resolution at a General Court of the Bank.

Resolution 4 proposes to authorise the Directors to issue the units of Ordinary Stock required to effect the Proposals (excluding the Ordinary Stock issued under the NPRFC Placing and the NPRFC Rights Issue Undertaking which are addressed in Resolution 7) on a non-pre-emptive basis.

Resolution 5 proposes to authorise the Directors to issue the Allotment Instruments to those participants in the Debt for Equity Offers who elect to receive Conversion Ordinary Stock.

Resolution 6 authorises the issue of units of Ordinary Stock pursuant to the Institutional Placing on a non-pre-emptive basis at an issue price of €1.53 which is at a discount of more than 10% of the middle market price of the units of Ordinary Stock at the date of this Notice. This resolution is required pursuant to rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and rule 9.5.10(1)R of the Listing Rules of the UK Listing Authority since the Institutional Placing Price is at a discount of more than 10% to the middle market price of the Ordinary Stock.

Resolution 7 is the authorisation of the Government Transaction, comprising of the NPRFC Placing, the NPRFC Rights Issue Undertaking, the NPRFC Placing Fee, the Transaction Fee, the NPRFC Commitment Commission, the Warrant Cancellation, the amendment of the NPRFC’s dividend rights in respect of the 2009 Preference Stock and voting rights and other commitments pursuant to the Government Transaction Agreement and includes the approval of the Government Transaction as a related party transaction under the Listing Rules, the authorisation of the Directors to issue units of Ordinary Stock pursuant to the NPRFC Placing and the NPRFC Rights Issue Undertaking on a non-pre-emptive basis and to issue the Ordinary Stock pursuant to the NPRFC Rights Issue Undertaking at a price per unit of Ordinary Stock not less than €0.10 (including at a discount of more than 10% of the middle market price of the units of Ordinary Stock) for the purpose of Listing Rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and Listing Rule 9.5.10(1)R of the Listing Rules of the UK Listing Authority and the implementation of the cancellation of the Warrants pursuant to the Warrant Cancellation.

Resolution 8 proposes, subject to the consent of the High Court, to reduce the stock premium of the Bank by cancelling €0.8 billion of the stock premium of the Bank. Pursuant to this Resolution, the reserve resulting from the cancellation of the stock premium will be treated as profits available for distribution as defined by section 45 of Companies (Amendment) Act 1983.

Pursuant to the Bye-Laws, the written consent of the Minister is required in order to approve Resolutions 1, 2, 4, 5, 6 and 8 and the written consent of the NPRFC as holder of the 2009 Preference Stock is required in relation to certain proposed amendments to the Bye-Laws. The Minister and the NPRFC have provided their irrevocable written consent in this regard to the Bank in the Government Transaction Agreement.

All of the Resolutions proposed (excluding Resolution 8) are interconditional which means that none of Resolutions 1 to 7 will be deemed to be passed unless all of Resolutions 1 to 7 are passed.

Importance of the Resolutions relating to the Proposals

The Court believes that the inability of the Group to complete the Proposals and increase its capital ratios sufficiently is highly likely to have material adverse consequences for the Group’s business, operating results, financial condition and prospects.

Resolutions 1-6 must be passed by Stockholders and Resolution 7 must be passed by Stockholders, excluding the NPRFC, at the EGC in order for the Proposals to proceed. The purpose of the Proposals is to strengthen the capital position of the Group in order to allow it to achieve its key business objectives. While the Bank expects to continue to meet current minimum regulatory capital requirements without the Proposals, the Proposals are required in order to meet increasing market expectations regarding capital ratios and the new regulatory capital targets announced by the Financial Regulator on 30 March 2010 in its Prudential Capital Assessment Review. If all of Resolutions 1 to 7 are not approved then the Proposals will not proceed and the Group will need to re-assess its strategic and operational position and may be required to find alternative methods to strengthen its capital ratios. Such methods could include, amongst other things, a prolonged cessation of dividends, an accelerated reduction in risk-weighted assets, disposal of certain businesses or increased issuance of Tier 1 securities. The Directors believe that there is a low probability of the Group being successful in identifying and implementing any alternative methods, without Government involvement, for increasing its capital ratios to meet the new regulatory capital targets by 31 December 2010.

If the Group is unable to proceed with the Proposals and strengthen its capital position sufficiently, and alternative methods for increasing its capital ratios are unsuccessful, the Group will be unable to achieve its stated objectives, its business, results of operations and financial condition would suffer, its credit rating may be downgraded, its ability to access funding would be reduced, its cost of funding would increase and its stock price would be highly likely to decline. The Minister for Finance stated in a speech on 30 March 2010 that the Minister does not want institutions to get by on a bare minimum of capital and that majority State shareholdings are preferable to under-capitalised or only adequately capitalised entities. Therefore, the Directors believe that if the Group is unable to proceed with the Proposals or if alternative methods for increasing its capital ratios are unsuccessful, it is highly likely to lead to an even greater equity investment in the Group by the Government which would likely result in majority Government ownership or nationalisation. In these circumstances, Stockholders could lose some or all of the value of their Ordinary Stock and Preference Stock.

NOTICE OF EXTRAORDINARY GENERAL COURT

BANK OF IRELAND

NOTICE IS HEREBY GIVEN that an Extraordinary General Court of the Bank will be held at 11.00 a.m. on 19 May 2010 at O’Reilly Hall, UCD, Belfield, Dublin 4, Ireland, to consider and, if thought fit, pass the following resolutions:

RESOLUTIONS

Resolution 1

As an Ordinary Resolution:

“That, subject to all of Resolutions 2 to 7 in the Notice of this Extraordinary General Court being duly passed, each of the units of Ordinary Stock of €0.64 each in the capital of the Bank be sub-divided into one unit of Ordinary Stock of €0.10 in the capital of the Bank each carrying the same rights and obligations as the existing units of Ordinary Stock of €0.64 in the capital of the Bank, save as to nominal value, and one unit of Deferred Stock of €0.54 in the capital of the Bank each carrying the rights and obligations, including special rights and obligations, set out in the new Bye-Laws of the Bank proposed for adoption pursuant to Resolution 3.”

Resolution 2

As an Ordinary Resolution:

“That, subject to all of Resolutions 1 and 3 to 7 in the Notice of this Extraordinary General Court being duly passed, the authorised capital stock of the Bank be and is hereby enlarged by €2.2 billion comprising 22 billion units of new Ordinary Stock of €0.10 each, each ranking pari passu with the existing units of Ordinary Stock of €0.10 (as sub-divided by Resolution 1), subject to the new Bye-Laws of the Bank proposed for adoption pursuant to Resolution 3.”

Resolution 3

As a Special Resolution:

“That, subject to all of Resolutions 1 to 2 and 4 to 7 in the Notice of this Extraordinary General Court being duly passed and the approval of the holders of the 2009 Preference Stock of the amendment of the rights and obligations attaching to the 2009 Preference Stock resulting from the adoption of the new Bye-Laws proposed for adoption pursuant to this Resolution, the Bye-Laws of the Bank which have been signed by the Chairman of this Extraordinary General Court for identification purposes and which have been available for inspection at the registered office of the Bank since the date of the Notice of this Extraordinary General Court be and are hereby adopted as the new Bye-Laws of the Bank in substitution for and to the exclusion of the existing Bye-Laws of the Bank.”

Resolution 4

As an Ordinary Resolution:

“That, subject to all of Resolutions 1 to 3 and 5 to 7 in the Notice of this Extraordinary General Court being duly passed, the Directors be and are hereby generally empowered and authorised to issue, allot or otherwise dispose of the Ordinary Stock of the Bank pursuant to the Proposals (as defined in the circular issued by the Bank dated 26 April 2010 (the “Circular”)) excluding the NPRFC Placing and the NPRFC Rights Issue Undertaking (each as defined in the Circular), including (without limitation) the issue of Conversion Ordinary Stock pursuant to the Allotment Instrument (as defined in Resolution 5), on a non-pre-emptive basis for cash or non-cash consideration, or to agree to do any of the foregoing acts, up to and including 100% of the nominal amount of the Ordinary Stock of the Bank as created by Resolution 2 and not previously allotted, provided that this authority is without prejudice to and in addition to the authority granted pursuant to resolutions 5 and 6 passed at the Annual General Court of the Bank held on 3 July 2009. This authority shall lapse on 31 December 2010.”

Resolution 5

As an Ordinary Resolution:

“That, subject to all of Resolutions 1 to 4 and 6 to 7 in the Notice of this Extraordinary General Court being duly passed, the entry by the Bank into the allotment instrument whereby allotment rights in respect of units of Ordinary

Stock will be granted to eligible participants who elect to accept the Debt for Equity Offers (as defined in the Circular) (the “Allotment Instrument”) and opt to receive Conversion Ordinary Stock (as defined in the Circular) be and is hereby approved and the Directors be and are hereby generally empowered and authorised to issue, allot or otherwise dispose of allotment rights in respect of the Conversion Ordinary Stock pursuant to the Allotment Instrument on a non-pre-emptive basis for cash or non-cash consideration.”

Resolution 6

As an Ordinary Resolution:

“That, subject to all of Resolutions 1 to 5 and 7 in the Notice of this Extraordinary General Court being duly passed, the issue of Ordinary Stock pursuant to the Institutional Placing at a price of €1.53 per unit of Ordinary Stock (which is a discount of more than 10% to the middle market price (within the meaning of Rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and Rule 9.5.10(1) of the Listing Rules of the UK Listing Authority) of the units of Ordinary Stock at the date of the Circular) be and is hereby approved.”

Resolution 7

As an Ordinary Resolution:

“That, subject to all of Resolutions 1 to 6 in the Notice of this Extraordinary General Court being duly passed:

(a)	the Government Transaction, comprising of the NPRFC Placing, the NPRFC Rights Issue Undertaking, the NPRFC Placing Fee, the Transaction Fee, the NPRFC Commitment Commission, the Warrant Cancellation, the amendment of the NPRFC’s dividend rights in respect of the 2009 Preference Stock and voting rights and the other commitments pursuant to the Government Transaction Agreement (each as defined in the Circular), being a related party transaction for the purposes of the Listing Rules of the Irish Stock Exchange Limited and the Listing Rules of the UK Listing Authority, be and is hereby approved;

(b)	the Directors be and are hereby generally empowered and authorised to issue, allot or otherwise dispose of the Ordinary Stock of the Bank pursuant to the NPRFC Placing and the NPRFC Rights Issue Undertaking on a non-pre-emptive basis for cash or non-cash consideration, or to agree to do any of the foregoing acts, up to and including the entire nominal amount of the Ordinary Stock of the Bank as created by Resolution 2 not previously allotted, provided that this authority is without prejudice to and in addition to the authority granted pursuant to resolutions 5 and 6 passed at the Annual General Court of the Bank held on 3 July 2009;

(c)	the issue of Ordinary Stock pursuant to the NPRFC Rights Issue Undertaking at a price not less than €0.10 per unit of Ordinary Stock (including at a discount of more than 10% to the middle market price (within the meaning of Rule 6.5.10(1) of the Listing Rules of the Irish Stock Exchange and Rule 9.5.10(1) of the Listing Rules of the United Kingdom Listing Authority) of the units of Ordinary Stock at the date of the Circular) be and is hereby approved;

(d)	the Directors be and are hereby generally empowered and authorised to cancel the Warrants (as defined in the Circular) pursuant to the Warrant Cancellation (as defined in the Circular).”

Resolution 8

As a Special Resolution:

“Subject to and with the consent of the High Court, that the stock premium of the Bank be reduced by cancelling €0.8 billion of the stock premium of the Bank, the reserve resulting from the cancellation of the stock premium to be treated as profits available for distribution as defined by section 45 of Companies (Amendment) Act 1983.”

BY ORDER

H Nolan Secretary

The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2
Ireland

Dated: 26 April 2010

Notes:

Entitlement to attend and vote

1.	Only those Stockholders who are holders of fully paid units of capital stock of the Bank and are registered on the Bank’s register of members at:

•	6.00 pm on 17 May 2010 (being the record date specified by the Bank for eligibility for voting pursuant to section 134A of the Companies Act 1963); or

•	if the Extraordinary General Court is adjourned, at 6.00 pm on the day two days prior to the adjourned Extraordinary General Court,

shall be entitled to participate and vote at the Extraordinary General Court to the extent permitted to do so under the Listing Rules. In addition to holders of Ordinary Stock, holders of 1992 Preference Stock are eligible to vote at the EGC, where permitted to do so under the Listing Rules. See under “Letter from the Governor of Bank of Ireland” of the Notice for further information on the voting rights attaching to the 1992 Preference Stock.

Website giving information regarding the Extraordinary General Court

2.	Information regarding the Extraordinary General Court, including the information required by section 133A(4) of the Companies Act 1963, is available from www.bankofireland.com.

Attending in person

3.	The Extraordinary General Court will be held at 11.00 am. If you wish to attend the Extraordinary General Court in person, you are recommended to attend at least 15 minutes before the time appointed for holding of the Extraordinary General Court to allow time for registration. Please bring the attendance card attached to your Forms of Proxy and present them at the Stockholder registration desk before the commencement of the Extraordinary General Court.

Electronic Participation

4.	Stockholders can vote electronically by logging on to the website of the Bank’s registrars, Computershare Investor Services (Ireland) Limited: www.computershare.com/ie/voting/bankofireland. Stockholders will need their 5-digit PIN Number and Stockholder Reference Number printed on the enclosed Forms of Proxy.

Voting by Corporate Representatives

5.	Any corporation sole or body corporate which is a member of the Bank may, by a document executed by or on behalf of such corporation sole or resolution of its Directors or other governing body of such body corporate, authorise such individual as it thinks fit to act as its representative at any General Court of the Bank.

Any individual so authorised shall not be entitled to appoint a proxy but shall otherwise be entitled to exercise the same powers on behalf of the corporation sole or body corporate which he represents as that representative could exercise if he were an individual member of the Bank present in person.

Appointment of proxies

6.	A Stockholder who is entitled to attend, speak, ask questions and vote at the Extraordinary General Court is entitled to appoint a proxy to attend, speak, ask questions and vote instead of him. A Stockholder may appoint more than one proxy to attend, speak, ask questions and vote at the Extraordinary General Court in respect of stock held in different securities accounts. A Stockholder acting as an intermediary on behalf of one or more clients may grant a proxy to each of its clients or their nominees provided each proxy is appointed to exercise rights attached to different stock held by that Stockholder. A proxy need not be a Stockholder of the Bank. If you wish to appoint more than one proxy then please contact the Bank’s registrars, Computershare Investor Services (Ireland) Limited, by sending an email to clientservices@computershare.ie.

7.	Forms of Proxy for use by Ordinary Stockholders, holders of euro denominated Preference Stock and holders of Sterling denominated Preference Stock are enclosed with this Notice of Extraordinary General Court (or is otherwise being delivered to Stockholders). Completion of Forms of Proxy (or submission of proxy instructions electronically) will not prevent a Stockholder from attending the Extraordinary General Court and voting in person should they wish to do so.

Completion of Forms of Proxy

8.	To be valid, Forms of Proxy and any power or other authority under which it is executed (or a duly certified copy of any such power or authority) must be lodged by hand or by post with the Bank’s registrars, Computershare Investor Services (Ireland) Limited, P.O. Box 11838, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not later than 48 hours before the Extraordinary General Court or adjourned Extraordinary General Court or (in the case of a poll taken otherwise than at or on the same day as the Extraordinary General Court or adjourned Extraordinary General Court) at least 48 hours before the taking of the poll at which it is to be used.

Appointment of proxy electronically

9.	To appoint a proxy electronically log on to the website of the registrars, www.computershare.com/ie/voting/bankofireland. Stockholders will need their 5-digit PIN Number and Stockholder Reference Number printed on the enclosed Forms of Proxy.

Appointment of a proxy by a CREST Member

10.	CREST Members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the Extraordinary General Court and any adjournment(s) thereof by following the procedures laid down in the CREST Manual. CREST Personal Members or other CREST Sponsored Members, and those CREST Members who have appointed a voting service provider(s) should refer to their CREST Sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

11.	In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy) must be transmitted so as to be received by the Bank’s registrars, Computershare Investor Services (Ireland) Limited, (ID Number 3RA50) by the latest time(s) for receipt of proxy appointments specified in this Notice of Extraordinary General Court. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

12.	CREST Members and where applicable, their CREST Sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST Member concerned to take (or, if the CREST Member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to procure that his CREST Sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST Members and, where applicable, their CREST Sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Bank may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996.

Questions at the Extraordinary General Court

13.	Under section 134C of the Companies Act 1963, the Bank must answer any question you ask relating to the business being dealt with at the Extraordinary General Court unless:

(i)	answering the question would interfere unduly with the preparation for the Extraordinary General Court or the confidentiality and business interests of the Bank;

(ii)	the answer has already been given on a website in the form of an answer to a question; or

(iii)	it appears to the Chairman of the Extraordinary General Court that it is undesirable in the interests of the good order of the Court that the question be answered.

Stockholders’ right to table draft resolutions

14.	Stockholders holding 3% or more of the units of Ordinary Stock may table a draft resolution for an item on the agenda in accordance with the terms of section 133B of the Companies Act 1963, subject to the Bank’s minimum notice requirements for the issuing of notice for the Extraordinary General Court being capable of being met in respect of any such draft resolution.

Voting on a Poll

15.	Pursuant to Section 138 of the Companies Act, 1963 where a poll is taken at the Extraordinary General Court, a Stockholder, present in person or by proxy, holding more than one unit of stock need not cast all his/her votes in the same way.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
The Governor and Company
of the Bank of Ireland
Helen Nolan
Group Secretary
Date: 05 May 2010